Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 28 October 2003

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

pp. Catherine Noirfalisse
Senior Vice President Legal

dlw 10/31

Enclosure: press release

PRESS RELEASE

Nine-month trading figures show continued organic growth

Brussels, 28 October 2003

Interbrew, the World's Local Brewer©, is pleased to announce that its trading data for the first nine months show continued, solid organic growth, despite negative currency impact. Compared to nine-month trading figures from 2002, organic volume growth was +5.7%, net turnover +4.3%, EBITDA +5% and EBIT +6.7%. Third-quarter trading figures illustrate an acceleration of organic growth from that achieved for the first six months of the year.

Unaudited nine-month results

	9 months 2002	**9 months 2002 Restructuring Charges**	**Organic Growth (1)**	**Acquisitions & Divestitures**	**Currency Translation**	**9 months 2003**
Volume(2)	66.6	N/A	3.8	3.5	N/A	73.9
Net turnover(3)	5,321	N/A	227	65	(376)	5,237
EBITDA(3)	1,062	61	56	21	(80)	1,120
EBIT(3)	581	61	43	(4)	(55)	626

(1) Organic growth excludes currency translation and acquisitions/divestitures, and is stated pre 2002 restructuring charges.
(2) Million hectolitres
(3) Million euro. EBITDA is profit from operations, plus depreciation and amortisation; EBIT is profit from operations.

Note: Comments below are based on volumes and net turnover for the first nine months of 2003 versus the same period last year, unless otherwise stated.

Western Europe

Excellent summer weather helped fuel organic growth throughout the region. In Germany, Beck's® volume was up +8.3% and Hasseröder® +5.5%. Interbrew also announced its partnership with Spaten during this period, making Interbrew the leading brewer in Germany, and adding to its portfolio *the* premier brands in the Bavarian and Baden-Wurtenburgg regions.

In the UK, Stella Artois® volume was up +13.8% and Tennent's Lager® +7.6%. Prices continued to be under pressure, both in the on-trade and off-trade segments.

Elsewhere, in the Benefralux region, volume grew +2%, and in Italy, Beck's® performed particularly well, growing three times as fast as the premium segment.

The Americas

Trends which emerged in the first half of the year carried over into the third quarter. In Canada, the beer industry grew by +0.7% in the first nine months, and Interbrew's market-share performance continued to be good. The strike at the Montreal plant was settled at an estimated cost of 16 million euro, after tax.

In the US, the beer market has been sluggish, but improved in the third quarter. Similarly, Beck's® volume performance improved during the third quarter, slowing its downward trend of the first half year. Its volume was down -8.2% in the first 9 months versus -12.7% in the first 6 months. Interbrew's overall US performance was negatively impacted by the significant inventory buildup of Bass Ale®, preceding Interbrew's acquisition of the Bass Ale® distribution rights in the US in July 2003.

Emerging Markets

In Emerging Markets, organic volume growth was +12.7% versus +11.8% for the first six months. Eastern Europe posted a strong performance. In Russia, volumes were up organically +26.4%, compared to industry growth of +2.7%. In Ukraine, the beer market grew +12.3%, while Interbrew's volumes were up +19.1%, resulting from successful marketing and sales efforts, as well as from a balanced approach to volume growth and product mix. Sun Interbrew Ukraine increased its overall market share to 33.9%, and its share of the PET market to 42.4%, a historical high.

In Central Europe, Interbrew achieved an organic volume growth of +11.8%, continuing the momentum from the first half of the year. The company has also taken the lead in the PET segment of the Central European beer market, due in part to the success of its innovative plastic packaging.

In South Korea, the beer market declined by -4%, while the OB® and Cass® brands combined maintained a 42.5% market share, flat with respect to 2002. In China, the K.K. Brewery in Ningbo reported volume growth of +10%, while Nanjing Brewery's volume was up +6.4%, despite the effects of SARS during the first part of the year and flooding in July. The partnership with the Lion Group is on track to be completed in the first quarter of 2004.

Outlook

Interbrew expects that, on a constant currency basis, it will achieve organic net turnover and operating profit growth for 2003 broadly in line with what it has achieved for the first nine months of the year.

The company also expects earnings per share for 2003 to be only slightly lower than 2002's pre-restructuring earnings per share of 1.51 euro, assuming exchange rates remain at current levels.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com